Exhibit 99.1

Press Release

Annual General Meeting of May 25, 2023 – Frédéric Oudéa new Chairman of the Board of Directors

•	Approval of the financial statements for the fiscal year 2022
•	Distribution of a cash dividend of €3.56 per share, with payment as of June 1st, 2023
•	Board composition: Frédéric Oudéa becomes Independent Director and Chairman of the Board

Paris, May 25, 2023. The Combined General Shareholders’ Meeting of Sanofi was held on May 25, 2023, under the chairmanship of Serge Weinberg.

The General Meeting approved the individual Company and consolidated financial statements for the fiscal year 2022. The General Meeting decided on the distribution of an ordinary annual dividend of €3.56 per share. The payment of the dividend will be made on June 1st, 2023.

The General Meeting also approved the appointment of Frédéric Oudéa as Independent Director. The Board of Directors, in its meeting held after the General Meeting, appointed Frédéric Oudéa as Chairman of the Board of Directors to succeed Serge Weinberg whose term of office expired at the end of the General Meeting. Serge Weinberg has been appointed as Honorary Chairman.

On the proposal of the Appointments, Governance and CSR Committee, Frédéric Oudéa has been appointed as the Chairman of the Strategy Committee, member of the Appointments, Governance and CSR Committee and of the Scientific Committee.

Frédéric Oudéa

Chairman of Sanofi

“I am very pleased to join the board of Director and feel privileged to take on the role of Chairman. I would like to express Sanofi’s appreciation for Serge Weinberg’s exceptional leadership during his thirteen years as Chairman, bringing the Company to an all-time high value and on a momentum to further transform itself on the back of leadership in immunology and inflammation. He carried his mission with upmost integrity and commitment, in the best interest of the company. I thank the shareholders and the Board of Directors for their trust. I am extremely motivated by the further advancement of science and growth that Sanofi has the opportunity to achieve and its purpose to chase the miracles of science to improve people’s lives. I’m looking forward at ensuring a sustainable growth and development under the highest standards of corporate governance.”

Following the General Meeting, the Board of Directors remains comprised of 16 members, of whom six are women and two are Directors representing employees. The proportion of independent Board members increased from 71% to 79%.

The voting results and the videocast of the Annual General Meeting are available here.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

1/2

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

2/2